UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                            FERRELLGAS PARTNERS, L.P.
                                (NAME OF ISSUER)

                                  Common Units
                         (TITLE OF CLASS OF SECURITIES)

                                   315293 10 0
                                   -----------
                                 (CUSIP NUMBER)



               E. Vaughn Gordy                           Copy to:
         LaSalle Bank N.A., Trustee                      Kevin Kelly
            ESOP Trustee Services                    Sr. Vice President & CFO
      135 S. LaSalle Street, Suite 1960              Ferrell Companies, Inc.
           Chicago, Illinois 60603                7500 College Blvd., Suite 1000
                                                     Overland Park, KS 66210


            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                December 31, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|Rule 13d-1(b)
         |_|Rule 13d-(c)
         |_|Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 315293  10  0

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Ferrell Companies, Inc. Employee Stock Ownership Trust 43-1820905

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  |_|
    (b)  |_|

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Illinois

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

                  19,193,870

6.  SHARED VOTING POWER

                  -0-

7.  SOLE DISPOSITIVE POWER

                  19,193,870

8.  SHARED DISPOSITIVE POWER

                  -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,193,870

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  32%

12. TYPE OF REPORTING PERSON*

                  EP

ITEM 1.

         (a)      NAME OF ISSUER:

                  Ferrellgas Partners, L.P., a Delaware limited partnership

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  7500 College Blvd., Suite 1000, Overland Park, KS 66210

ITEM 2.

         (a) NAME OF PERSON FILING:

                  Ferrell Companies, Inc. Employee Stock Ownership Trust

         (b) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  7500 College Blvd., Suite 1000, Overland Park, KS 66210

         (c)      CITIZENSHIP:

                  Illinois

         (d) TITLE OF CLASS OF SECURITIES:

                  Common Units

         (e)      CUSIP NO.:

                  315293  10  0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)      |_|   Broker or dealer registered under section 15 of the Act.

         (b)      |X|   Bank as defined in section 3(a)(6) of the Act.

         (c)      |_|   Insurance company as defined in section 3(a)(19) of the
    Act.

         (d)      |_|   Investment company registered under section 8 of the
    Investment Company Act of 1940.

         (e)      |_|   An investment advisor in accordance with section
    240.13d-1(b)(1)(ii)(E).

         (f)      |X|   An employee benefit plan or endowment fund in accordance
    with section 240.13d-1(b)(1)(ii)(F).

         (g)      |_|   A parent holding company or control person in accordance
    with section 240.13d-1(b)(ii)(G).

         (h)      |_|   A savings association as defined in section 3(b) of the
    Federal Deposit Insurance Act.

         (i)      |_|   A church plan that is excluded from the definition of an
    investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j)      |_|  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to section 240.13d-1(c), check this box: |_|

ITEM 4.  OWNERSHIP.

         (a) Amount beneficially owned:  19,193,870 Common Units.

         (b) Percent of class: 32%.

         (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote: 19,193,870    .
                                                                 ---------------
                  (ii) Shared power to vote or to direct the vote: -0-         .
                                                                 ---------------

                 (iii) Sole power to dispose or to direct the disposition of:
                                                                 19,193,870    .
                                                                 ---------------

                  (iv) Shared power to dispose or to direct the disposition of:
                                                                   -0-         .
                                                                 ---------------

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: |_|

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7.  IDENTIFICATION  AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
                  SECURITY  BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated as of February 8, 2005.


                                            LASALLE BANK N.A., as trustee of the
                                            Ferrell Companies, Inc. Employee
                                            Stock Ownership Trust



                                            By:  /s/ E. Vaughn Gordy
                                                --------------------------------
                                                     E. Vaughn Gordy
                                                     Senior Vice President
                                                     ESOP Trustee Services